SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                              Ryanair Holdings plc

                                 Results of AGM

At the Annual General Meeting of Ryanair Holdings plc held on the 20th September 2007 all of the resolutions considered and voted upon by the shareholders were approved.

Copies of the announcement are available for fourteen days from the Registered office of Ryanair Holdings plc.

Ends.                                              Thursday, 20th September 2007


For reference:          Howard Millar              Pauline McAlester
                        Ryanair                    Murray Consultants
                        Tel: 00-353-1-8121212      Tel: 00-353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 September, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director